SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

OpenTV Corp.

(Name of Issuer)

Class A ordinary shares, no par value

(Title of Class of Securities)

G675431

(CUSIP Number)

Elizabeth M. Markowski, Esq.
Senior Vice President
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO  80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G675431

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]*

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,280,835

	8.	Shared Voting Power

	9.	Sole Dispositive Power 39,280,835**

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,280,835

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 34.89%***

14.	Type of Reporting Person (See Instructions) CO

*              This Statement on Schedule 13D describes certain provisions of an Investors’ Rights Agreement, dated as of October 23, 1999 (the “Investors’ Rights Agreement”), among OpenTV Corp. (the “Issuer”), MIH Limited, Sun Microsystems, Inc., LDIG OTV, Inc. (“LDIG OTV”), General Instruments Corporation, News America Incorporated, TWI-OTV Holdings, Inc., American Online, Inc., Sun TSI Subsidiary, Inc. and OTV Holdings Limited relating to the ownership of capital stock of Issuer. The Reporting Person is not a party to the Investors’ Rights Agreement.

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**           Includes (a) 2,313,716 Class A Ordinary Shares of the Issuer held of record by LDIG OTV, which is an indirect wholly owned subsidiary of Liberty Media Corporation (“Liberty Media”), (b) 5,866,640 Class A Ordinary Shares of the Issuer held of record by Liberty IATV, Inc., which is an indirect wholly owned subsidiary of Liberty Media, (c) 590,329 Class A Ordinary Shares of the Issuer held of record by Liberty IATV Holdings, Inc., a wholly owned subsidiary of Liberty Media, (d) 303,996 Class A Ordinary Shares of the Issuer issuable upon conversion of 303,996 Class B Ordinary Shares of the Issuer held of record by LDIG OTV and (e) 30,206,154 Class A Ordinary Shares of the Issuer issuable upon conversion of 30,206,154 Class B Ordinary Shares of the Issuer held of record by Liberty Media.  The Ordinary Shares held by LDIG OTV remain subject to certain transfer restrictions pursuant to the Investors’ Rights Agreement.

***         Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934. Based on 81,942,159 of the Issuer’s Class A Ordinary Shares and 30,631,746 of the Issuer’s Class B Ordinary Shares, issued and outstanding as of July 31, 2003, according to information provided to Liberty Media by the Issuer.  Assumes the conversion of (a) 303,996 Class B Ordinary Shares of the Issuer held of record by LDIG OTV into an equal number of A Ordinary Shares of the Issuer and (b) 30,206,154 Class B Ordinary Shares of the Issuer held of record by Liberty Media into an equal number of Class A Ordinary Shares of the Issuer.  Because the Issuer’s Class B Ordinary Shares are entitled to ten votes per share on matters submitted to stockholders of the Issuer, the Ordinary Shares beneficially owned by Liberty Media constitute approximately 80.84% of the voting power of the outstanding Ordinary Shares of the Issuer.

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

OPENTV CORP.

This amended statement on Schedule 13D/A (this “Amendment”) amends the Statement on Schedule 13D originally filed by Liberty Media Corporation, a Delaware corporation (“Liberty Media” or the “Reporting Person”), with the Securities and Exchange Commission on July 22, 2002 (the “Original Statement”), as amended by Amendment No. 1 filed on October 3, 2002 (“Amendment No. 1”) by Liberty Media, and relates to the Class A ordinary shares (“Class A ordinary shares”) of OpenTV Corp., a corporation incorporated in the British Virgin Islands (“OpenTV” or the “Issuer”), and also relates to the Class A ordinary shares issuable upon conversion of Class B ordinary shares (“Class B ordinary shares,” and together with the Class A ordinary shares, the “ordinary shares”) of the Issuer.  The Original Statement and Amendment No. 1 are collectively referred to as the “Statement.”  Items 2, 4, 5 and 6 of the Statement are hereby amended as set forth below.  Capitalized terms not defined herein have the meanings given to such terms in the Statement.

The Reporting Person is filing this Amendment to (i) report the increase in the number of Class A ordinary shares beneficially owned by it resulting from exchange of 8,805,000 shares of common stock, $.10 per share (the “ACTV Common Stock”), of ACTV, Inc., a Delaware corporation (“ACTV”), in connection with OpenTV’s acquisition of ACTV on July 1, 2003 and (ii) update certain information on Schedule 1 to the Statement.

ITEM 2.                  Identity and Background

Item 2 of the Statement is amended and supplemented by adding the following information thereto:

The reporting person is Liberty Media.  Liberty Media is the beneficial owner of Ordinary Shares held of record by LDIG OTV, Inc. (“LDIG OTV”), a Delaware corporation and a wholly owned subsidiary of Liberty Digital, Inc. (“Liberty Digital”), a Delaware corporation.  Liberty Media is also the beneficial owner of Ordinary Shares held of record by Liberty IATV, Inc. (“Liberty IATV”), a Delaware corporation and a wholly owned subsidiary of Liberty Digital, and Liberty IATV Holdings, Inc. (“Liberty IATV Holdings”), a Delaware corporation.  Liberty Digital and LDIG OTV are each indirect wholly owned subsidiaries of Liberty Media.  Liberty IATV Holdings is a direct wholly owned subsidiary of Liberty Media.  Liberty Digital was a majority owned subsidiary of Liberty Media and a separate public company prior to the acquisition by Liberty Media in the first quarter of 2002 of all of the capital stock of Liberty Digital not then owned by Liberty Media.  The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.

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Schedule 1 attached to this Statement amends and restates Schedule 1 as filed with the Statement and contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

Each person listed on Schedule 1 (collectively, the “Schedule 1 Persons”) is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.                  Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented to include the following information:

As previously reported, on September 26, 2002, OpenTV and ACTV entered into an Agreement and Plan of Merger (the “ACTV Merger Agreement”) providing for the acquisition by OpenTV of ACTV in exchange for Class A ordinary shares.  On July 1, 2003, pursuant to the ACTV Merger Agreement, as amended, a wholly owned subsidiary of OpenTV merged (the “Merger”) with ACTV and ACTV became a wholly owned subsidiary of OpenTV.  As a result of the Merger, each outstanding share of ACTV Common Stock as of July 1, 2003, was converted into the right to receive .73333 of a Class A ordinary share.  Immediately prior to the Merger, Liberty Media beneficially owned 8,805,000 shares of ACTV Common Stock, which were converted into the right to receive 6,456,969 Class A ordinary shares.

ITEM 5.                  Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented to include the following information:

(a)   The Reporting Person presently beneficially owns 8,770,685 Class A ordinary shares and 30,510,150 Class B ordinary shares.  Each of the Class B ordinary shares is convertible at any time into one Class A ordinary share.  Based on 81,942,159 Class A ordinary shares issued and outstanding as of July 31, 2003 and 30,631,746 Class B ordinary shares issued and outstanding as of July 31, 2003, according to information provided by the Issuer, the Reporting Person beneficially owns approximately 34.89% of the Class A ordinary shares, calculated pursuant to Rule 13d-3 promulgated under the Exchange Act.  Because the Class B Ordinary Shares are entitled to ten votes per share on matters submitted to stockholders of the Issuer, the Ordinary Shares beneficially owned by Liberty Media constitute approximately 80.84% of the voting power of the outstanding Ordinary Shares of the Issuer.

(b)   The Reporting Person has the sole power to vote or to direct the voting of its Ordinary Shares and the sole power to dispose of, or to direct the disposition of, its Ordinary Shares.

(c)   Except as described in this Statement, no transaction in the Ordinary Shares has been effected by the Reporting Person or by any of the Schedule 1 Persons during the past 60 days.

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(d)   There is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

(e)   Not applicable.

ITEM 6.                                                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented to include the following information:

The information set forth in Item 4 of this statement is incorporated by reference herein.

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SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:	September 30, 2003
LIBERTY MEDIA CORPORATION

		By:	/s/ Elizabeth M. Markowski
			Name:	Elizabeth M. Markowski
			Title:	Senior Vice President

LIBERTY DIGITAL, INC.

		By:	/s/ Elizabeth M. Markowski
			Name:	Elizabeth M. Markowski
			Title:	Senior Vice President

LDIG OTV, INC.

		By:	/s/ Elizabeth M. Markowski
			Name:	Elizabeth M. Markowski
			Title:	Senior Vice President

LIBERTY IATV, INC.

		By:	/s/ Elizabeth M. Markowski
			Name:	Elizabeth M. Markowski
			Title:	Senior Vice President

LIBERTY IATV HOLDINGS, INC.

		By:	/s/ Elizabeth M. Markowski
			Name:	Elizabeth M. Markowski
			Title:	Senior Vice President

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Schedule 1 of the Statement is hereby amended to read in its entirety as follows:

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	President, Chief Executive Officer and Director of Liberty

Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd.

Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated

Gary S. Howard	Executive Vice President, Chief Operating Officer and Director of Liberty

Jerome H. Kern 9033 East Easter Place, Suite 205 Centennial, Colorado 80112	Director of Liberty; Consultant, Kern Consulting LLC

David E. Rapley	Director of Liberty

M. LaVoy Robinson 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski	Senior Vice President of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty

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